Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
Under the Securities and Exchange Act
of 1934 (Amendment No.   )*
PPT Vision Inc..
(Name of Issue)

COMMON
 (Title of Class of Securities)

693519100
(Cusip number)

Check the following box if a fee is
being paid with this statement [   ].
(A fee is not required only if the
filing person: (1) has a previous
statement on file reporting beneficial
ownership of more than five percent of
the class of securities described in
Item 1; and (2) has filed no amendment
subsequent thereto reporting
beneficial ownership of five percent
or less of such class)
(See Rule 13d-7).

*The remainder of this cover page
shall be filled out for a reporting
person's initial filing on this form
with respect to the subject class of
securities, and for any subsequent
amendment containing information which
would alter the disclosure provided in
a prior cover page. The information
required in the remainder of this
cover page shall not be deemed
to be "filed" for the purpose of
Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise
subject to the liabilities in that
section of the Act but shall be
subject to all other provisions of the
Act (however, see the Notes).
Cusip Number:   693519100
13G/A

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a
member of a group:  (a) [   ]
(b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:  Delaware
5.   Sole voting power: 94800
6.   Shared voting power:  9300
7.   Sole Dispositive power: 94800
8.   Shared dispositive power:  9300
9.   Aggregate amount beneficially
owned by each reporting person: 104100
10.  Percent of class represented by
  amount in Row 9: 5.93

11.  Type of Person Reporting*:  IA

Item 1.   (a)  Name of Issuer:  PPT
Vision Inc.
(b)  Address of Issuer's Principal
Executive Offices:

10321 W 70th Street
Eden Prairie,  MN  55344
Item 2.   (a)  Investment Advisors,
Inc.
     (b)  3700 First Bank Place, Box
     357, Minneapolis, MN 55440 (c)
     Delaware
(d)  Title of Class of Securities:
Common (e)  Cusip Number:  693519100

Item 3    (e)  Investment Advisor
registered under
Section 203 of the Investment Advisors
Act of 1940.
Item 4.   (a)  Amount beneficially
owned:  104100
     (b)  Percent of Class: 5.93
(c)  Number of shares as to which such
              person has:

     (I)  Sole power to vote: 94800

     (ii) Shared power to vote:  9300

     (iii)     Sole power to dispose
or direct
disposition of:94800
 (iv) Shared power to dispose or
                         direct
                         disposition
                         of: 9300
Item 5.   If this statement is being
filed to report the fact that as of
the date hereof the reporting person
has ceased to be the beneficial owner
of more than five percent of the class
of securities, check the following:  [
X  ]
Item 6.        The shares referred to
in this filing are held by various
custodian banks for various clients of
Investment Advisors, Inc.
None of the individual clients or
custodian banks holds more than 5% or
more of the shares.
Item 7.        Not applicable.

Item 8.        Not applicable.

Item 9.        Not applicable.

Item 10.

Certification

By signing below I certify that, to
the best of my knowledge and belief,
the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for the
purpose of and do not have the effect
of changing or influencing the control
of the issuer of such securities and
were not acquired in connection with
or as a participant in any transaction
having such purposes or effect.
After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the infraction set forth
in this statement is true, complete
and correct.
Date:   9/9/1999

/s/  Gerri Lynn Zschetzsche

Gerri Lynn Zschetzsche
Risk Analyst